

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2017

<u>Via Email</u>
Lawrence E. Kreider
Chief Financial Officer
Clipper Realty Inc.
4611 12th Avenue, Suite 1L
Brooklyn, NY 11219

      Re: Clipper Realty Inc.
             Form 10-K
             Filed March 31, 2017
             Form 10-K/A
             Filed May 1, 2017
             File No. 001-38010

Dear Mr. Kreider:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Kevin Woody

                    Kevin Woody
                    Branch Chief
                    Office of Real Estate and
                      Commodities